Exhibit (a)(1)(G)

November 8, 2005

Offer to Purchase Up to 30,500 Shares of Common Stock

of Tower Properties Company for a Price of $340.00 Net Per Share

Dear Shareholder:

Enclosed with this letter is an offer from Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., David R. Jarvis and Malcolm F. MacLean IV (collectively, the “Purchaser”) to purchase up to 30,500 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Tower Properties Company (“TPOP” or the “Subject Company”) for a price of $340.00 per share net to you in cash, without any interest thereon. The offer will expire on December 7, 2005, unless we extend it. Shareholders who wish to tender their shares under the offer should complete and return the enclosed transfer paperwork before the expiration date. Directions for tendering your shares are provided in the offer.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

The Purchaser’s Offer is Higher than the Current Trading Price

The Purchaser’s offer of $340.00 net per share is higher than the trading price for shares at the time that the offer was commenced and higher than the $320.00 per share cash value proposed by TPOP as payment for fractional interests in its recently announced 1-for-50 reverse stock split. The Common Stock currently trades on the OTCBB. As a general matter, the shares are thinly traded securities. The Purchaser’s offer provides far greater liquidity for shareholders than traditional trading methods have allowed and therefore the Purchaser believes that the current offer price represents for shareholders an attractive alternative to continued ownership.

The Purchaser is Seeking to Acquire up to 30,500 Shares of TPOP’s Common Stock

The Purchaser is offering to buy up to 30,500 shares of TPOP’s Common Stock, which represents 16.5% of the 185,053 shares currently outstanding. The offer is not conditioned on any minimum number of shares being tendered or on the Purchaser obtaining financing. The Purchaser’s acquisition of shares pursuant to the offer may reduce the number of holders of Common Stock and will reduce the number of shares of Common Stock that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining shares of Common Stock not held by the Purchaser.

Effects of a Sale of Your Shares

Shareholders who sell their shares will be giving up the opportunity to participate in any future potential benefits associated with the continued ownership of shares.

TPOP’s Business

According to TPOP’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 30, 2005, TPOP is primarily engaged in the business of owning, developing, leasing and managing real property located in Johnson County, Kansas, and Clay, St. Louis and Jackson Counties in Missouri. Substantially all the improved real estate owned by the Company consists of office buildings, a warehouse, a warehouse/office facility, automobile parking garages, apartments and land held for future sale.

The Purchaser Views Shares as Long-Term Investments

The Purchaser is offering to buy shares of TPOP’s Common Stock as part of its ongoing strategy of acquiring lightly traded securities of companies that are invested in real estate.

Please read the enclosed documents carefully. They contain important information regarding TPOP, the Common Stock, the Purchaser and the terms of the offer. For a copy of the offer or assistance in completing the transfer paperwork, please contact D.F. King & Co., Inc., the information agent for the offer, at (800) 769-4414.

Sincerely,

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

David R. Jarvis

Malcolm F. MacLean IV